SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: March 2002

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               --------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
               --------------------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
               --------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X      Form 40-F
                                   ---               ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

This Form 6-K consists of the following:

1. World Heart Corporation Management's Discussion and Analysis of Financial Condition and Results of Operations For the three-month period ended March 31, 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations For the three-month period ended March 31, 2002

INTRODUCTION

The following discussion is an update of management's discussion and analysis for the year ended December 31, 2001, and includes a discussion of the results of operations and cash flows for the three months ended March 31, 2002. World Heart Corporation, and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". In this discussion, references to "dollars" or "$" or "Cdn$" are to Canadian dollars and references to "US dollars" or "US $" are to United States dollars.

We wish to caution readers that this report includes certain forward-looking information and statements within the meaning of US federal securities laws. These forward-looking statements contain information that is generally stated to be anticipated, expected or projected by WorldHeart, and involve known and unknown risks, uncertainties and other factors which may cause the actual results and performance of WorldHeart to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of a new product for use in the human body, WorldHeart's need for significant additional funding, WorldHeart's need for acceptance from third-party payers, extensive Government regulation of WorldHeart's products, and rapid developments in technology, including developments by competitors.

OVERVIEW

WorldHeart is a global medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices through operations in Oakland, California, United States and Ottawa, Ontario, Canada. WorldHeart is currently focused on two technologies, Novacor(R) LVAS (Novacor LVAS) and HeartSaverVAD(TM) (HeartSaver).

The HeartSaver is being developed from licensed artificial heart and related technologies developed by the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation. During 1996, the Corporation entered into a research agreement with CVD under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to the HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology.

On June 30, 2000, the Corporation, through World Heart Inc., a wholly owned subsidiary of World Heart Corporation, acquired the business, including assets and liabilities of Edwards Novacor LLC (Novacor) from Edwards Lifesciences LLC (Edwards). The total purchase price of the acquisition was approximately $62.5 million, which included $58.9 million of Series A cumulative participating preferred shares of World Heart Inc. The acquisition was accounted for using the purchase method with World Heart Inc.'s operating results included in the consolidated financial statements from June 30, 2000.

As a result of the acquisition, WorldHeart manufactures and distributes the Novacor LVAS. The Corporation sells this product internationally through Edwards, with the exception of the United States where the Corporation sells directly. Prior to the acquisition, the Corporation had no commercial sales.

RESULTS OF OPERATIONS

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars.

Three-month period ended March 31, 2002 compared to the three-month period ended March 31, 2001.

Consolidated results of operations

                                            Three months           As a           Three months            As a
                                         ended March 31,     % of gross     ended March 31  31,     % of gross
                                                    2002        revenue                   2001         revenue
                                         ---------------------------------------------------------------------
Revenue
Revenue
   Gross revenue                             $2,619,084                             $2,135,040
   Less : Rebate to Edwards
                                                    -                               (1,532,383)
                                         ---------------------------------------------------------------------
     Net Revenue                              2,619,084                                602,657
                                         ---------------------------------------------------------------------

Cost of goods sold
  Direct materials and labour                (1,085,934)            42%             (1,025,305)            48%
  Overhead and other                         (1,494,058)            57%             (1,516,135)            71%
                                         ---------------------------------------------------------------------
                                             (2,579,992)            99%             (2,541,440)           119%
                                         ---------------------------------------------------------------------

Gross margin                                     39,092                             (1,938,783)

Selling, general and administrative          (2,109,502)                            (2,026,905)
Research and development                     (7,377,304)                            (7,395,992)
Amortization of intangibles                  (1,830,626)                            (3,733,161)
Interest income                                  76,263                                617,747
Interest expense and foreign exchange        (1,946,848)                            (3,685,724)
Recovery of future income taxes                     -                                2,673,471
                                         ---------------------------------------------------------------------

Net loss                                    (13,148,925)                           (15,489,347)
                                         =====================================================================

Revenues

All revenue is generated from the sales of the Novacor LVAS. Revenues for the three months and year to date ended March 31, 2002 were $2,619,084, an increase of 23% from the quarter ended March 31, 2001 where sales before an accrual for fees payable to Edwards were $2,135,040. In terms of units sold, during the three months ended March 31, 2002, there were 27 units sold as compared to 22 units in the same period in 2001.

Cost of sales and gross margin

The gross margin for the three months and year to date ended March 31, 2002 was 2.0%, a significant improvement from the negative gross margin of 19% in the corresponding period in 2001. This 2001 gross margin computation excludes an accrual which was netted against revenues in the first quarter of 2001 in the amount of $1,532,383 for an estimated shortfall relating to a US $2 million annual guaranteed gross margin on sales to Edwards Life Sciences. An accrual was not needed in the first quarter of 2002 as the sales volume to Edwards is anticipated to be sufficient to cover the annual guaranteed gross margin. The direct materials and labour attributable to sales in the three months ended March 31, 2002 result in a contribution margin, excluding overhead, of 58% which is an improvement over the same period in 2001 (52%). The improvement is due to labour efficiencies which have resulted in lower hourly direct labour costs. There has also been an improvement in the overhead and other components of cost of goods sold. These costs as a percentage of revenues have declined to 57%, for the three-month period ended March 31, 2002, from 71% for the same period in 2001. This improvement is due to an increase in sales volume over the previous fiscal year.

Selling, general and administrative

Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, accounting, marketing, and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the three-month period ended March 31, 2002 were $2.1 million, an increase of 4% from the $2.0 million in expenditures for the three months ended March 31, 2001.

Research and development

Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, trial expenses, regulatory affairs and quality control with respect to prototype development.

Research and development expenses for the three months ended March 31, 2002 amounted to $7.4 million. Total research and development expenditures of $8.8 million were reduced by $1.4 million relating to benefits received under a program with the federal government of Canada (Technology Partnerships Canada
(TPC)). The total amounts to be received for the three-month period under this program are approximately $2.1 million.

Excluding the $1.4 million offset noted above, research and development expenses increased 19% for the three months ended March 31, 2002 as compared to the same period in 2001 where research and development expenses were $7.4 million. The increase relates to an increase in HeartSaver development activities including preparations for HeartSaver trials and an increase in clinical activities relating to the ongoing Novacor INTrEPID trial.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2002, the Corporation had a working capital balance of $18.3 million compared to $26.2 million at December 31, 2001. The Corporation had cash, cash equivalents and short-term investments of $12.6 million at March 31, 2002 compared to $22.2 million at December 31, 2001.

Cash and cash equivalents decreased approximately $2.8 million during the quarter ended March 31, 2002. This decrease is net of the redemption of short term investments of approximately $6.9 million. The resulting cash usage during the quarter ended March 31, 2002 was approximately $9.7 million of which $9.4 million related to operating activities. Of the $9.4 million relating to operating activities approximately $383,000 relates to an increase in non cash working capital items. The net cash used during the quarter includes a receipt from the federal government under the TPC program of approximately $1.1 million. The cash used in operating activities excluding the TPC receipt amounted to $10.5 million, which is comparable to the 2001 quarterly average of $10.2 million and less than the previous quarter (fourth quarter of 2001) of $10.9 million. At March 31, 2002 there were receivable accruals, under the TPC program, amounting to approximately $2.8 million of which approximately $2.0 million was received subsequent to the quarter end. The other most significant changes in non cash working capital balances were a reduction in inventory of approximately $365,000 and a reduction in payables of approximately $471,000. Cash used in investing and financing activities (excluding the redemption of short-term investments) amounted to approximately $338,000 of which approximately $222,000 related to the purchase of capital assets.

In the short term, current cash on hand along with sales of the Novacor LVAS, funding under the Technology Partnerships Canada program and a provincial tax credit receivable are anticipated to be sufficient to fund operations. Longer term, additional financing will be required prior to full commercialization of HeartSaver. The Corporation has no current arrangements with respect to sources of additional financing, and there can be no assurance that additional financing will be available to the Corporation when needed, on commercially reasonable terms, or at all. In addition, any incremental equity financing may involve substantial dilution to the corporation's then existing shareholders. In the event the Corporation is unable to secure additional financing during the 2002 fiscal year there is a cost-reduction plan in place such that the funds anticipated to be available are sufficient to fund the Corporation through the next twelve months.

CRITICAL ACCOUNTING POLICIES

The Company has adopted the Canadian Institute of Chartered Accountants Section 3062 "Goodwill and Other Intangible Assets" on January 1, 2002. In accordance with this section, goodwill will no longer be amortized but will be subject to an initial impairment review on adoption and annual impairment reviews thereafter. Other intangibles with definite lives will continue to be assessed for impairment whenever changes in circumstances indicate that the carrying value may not be recoverable.

Factors that would generally trigger an impairment review include, but are not limited to, the following:

     -    significant changes in related technology;
     -    significant underperformance in expected operating results;
     -    significant changes in the Corporation's use of the acquired assets;
     -    significant negative industry or economic trends;
     - significant decline in the Corporation's stock price for a sustained period; and
     -    a market capitalization that is less than net book value.

Any of these events may result in the Corporation's inability to recover the carrying value of its assets and/or goodwill, thereby requiring a potential impairment charge in the future. The Corporation would calculate the impairment charge based on discounted cash flows.

OUTLOOK

The Corporation expects to incur further losses from operations at least until 2004 as it progresses into the clinical phase of its HeartSaver research and development program. While the company expects to generate increased sales revenue from its enhanced Novcor LVAS product, costs associated with related marketing activities, as well as costs incurred in aggressively pursuing a "destination therapy" approval in the United States, are expected to offset such increased sales revenue in the short term.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Canadian Institute of Chartered Accountants (CICA) issued
Section 1581 "Business Combinations"" which replaces Section 1580 "Business Combinations," and requires all business combinations to use the purchase method of accounting, and Section 3062 "Goodwill and Other Intangible Assets", which requires intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful life. The new Sections are consistent with those recently issued by the Financial Accounting Standards Board (FASB) in the United States. These pronouncements became effective for the Corporation in the current fiscal year (beginning January 1, 2002) and are being applied prospectively. The Corporation is evaluating the effect of this pronouncement on the financial statements.

In November 2001, the CICA issued Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The new Section requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting. The new Section also requires enterprises to account for stock appreciation rights (SARs) and similar awards to be settled in cash by measuring, on an ongoing basis, the amount by which the quoted market price exceeds the option price. The new Section encourages, but does not require, the use of the fair-value-based method to account for all other stock-based transactions with employees. The new
Section is based on FASB Statement No. 123, Accounting for Stock-based Compensation, which is one of the two US standards covering stock-based compensation arrangements in that country. This pronouncement became effective for the Corporation in the current fiscal year beginning January 1, 2002 and will be applied to awards granted on or after that date.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        World Heart Corporation

Date: June 07, 2002                     By:/s/  Ian W. Malone
                                           -------------------------------------
                                           Name:   Ian W. Malone
                                           Title:  Vice President Finance and
                                                   Chief Financial Officer